UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Elong Power Holding Limited (the “Company”) is hereby furnishing this report on Form 6-K with its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026 and 2025, and the Unaudited Interim Consolidated Financial Statements for the same period, which are attached as Exhibit 99.1 and Exhibit 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months ended June 30, 2026 and 2025
99.2	Unaudited Interim Consolidated Financial Statements for the Six Months ended June 30, 2026 and 2025
99.3	Press release - Elong Power Holding Limited Announces First Half 2026 Financial Results, dated October 6, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: October 6, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer

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